United States
Securities and Exchange Commission
Washington, DC 20549

Form 12b-25
SEC File No.: 333-109381
CUSIP No.: N/A

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K; ☐ Form 20-F; ☐ Form 11-K; ☐ Form 10-Q; ☐ Form 10-D; ☐ Form N-SAR; ☐ Form N-CSR

For Period Ended: December 31, 2008

 Transition report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Haights Cross Communications, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
10 New King Street
Address of Principal Executive Office (Street and Number)
White Plains, NY 10604
City, State and Zip Code

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day after the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Haights Cross Communications, Inc. (the “Company”) requires additional time to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Report”) to appropriately review the valuation of its intangible assets and goodwill pursuant to Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets,” and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense. The Company expects to file the Report within the prescribed period allowed by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification.

Mark Kurtz	914-289-9400
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s).

[X] Yes  [  ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [   ]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

Attachment 1 to Form 12b-25

Factors affecting the Company’s 2008 results of operations include the following.  The current economic environment and market conditions have adversely affected results of operations and caused the Company to determine that indicators for an impairment of goodwill and intangible assets existed as of December 31, 2008.  The Company, with the assistance of a third party valuation expert, is currently completing its assessment of the amount of such impairment. The amount of such impairment, once determined, will be reflected in the Company’s results of operations for the year ended December 31, 2008.  The Company’s 2008 results have also been affected by the Company’s disposition of its Oakstone Publishing and Sundance/Newbridge businesses. The historical operating results of those businesses will be reclassified as discontinued operations for all periods presented in the Company’s consolidated financial statements.

HAIGHTS CROSS COMMUNICATIONS, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2009	By:	/s/ Mark Kurtz
Mark Kurtz
Senior Vice President and Chief Financial Officer